UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934 (Amendment No. 4)

                                   ONEOK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68267810
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Larry D. Irick, Esq.
                     Vice President and Corporate Secretary
                             Western Resources, Inc.
                             818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-1625
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                                  SCHEDULE 13D



CUSIP No. 68267810
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

         WESTERN RESOURCES, INC.; 48-0290150
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) / /
                                                                     (B) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Kansas
--------------------------------------------------------------------------------

                        7   SOLE VOTING POWER
                            0

                        8   SHARED VOTING POWER
                            4,714,434
          NUMBER OF         An additional 39,892,896 shares of Common Stock
          SHARES            issuable in certain circumstances in the event of
          BENEFICIALLY      the conversion (the conditions for which are not
          OWNED BY          expected to occur within the next 60 days) of
          EACH              19,946,448 shares of Series A Convertible Preferred
          REPORTING         Stock.
          PERSON WITH
                        9   SOLE DISPOSITIVE POWER
                            0

                        10  SHARED DISPOSITIVE POWER
                            4,714,434
                            An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,714,434
                  An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.42%
                  Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 68267810
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

         WESTAR INDUSTRIES, INC. (f/n/a WESTAR CAPITAL, INC.) 48-1092416
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A) / /
                                                                  (B) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Kansas
--------------------------------------------------------------------------------

                           7    SOLE VOTING POWER
                                0

                           8    SHARED VOTING POWER
                                4,714,434
          NUMBER OF             An additional 39,892,896 shares of Common Stock
          SHARES                issuable in certain circumstances in the event
          BENEFICIALLY          of the conversion (the conditions for which are
          OWNED BY              not expected to occur within the next 60 days)
          EACH                  of 19,946,448 shares of Series A Convertible
          REPORTING             Preferred Stock.
          PERSON WITH           ________________________________________________
                           9    SOLE DISPOSITIVE POWER
                                0
                                ________________________________________________
                           10   SHARED DISPOSITIVE POWER
                                4,714,434
                                An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible
                                Preferred Stock.

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,714,434
                  An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.42%
                  Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement on Schedule 13D (the "Statement") is filed by Western Resources, Inc. ("Western") and Westar Industries, Inc. (f/n/a Westar Capital, Inc.), a Kansas corporation and a wholly owned subsidiary of Western ("Westar" and, together with Western, the "Reporting Persons"), and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of ONEOK, Inc., an Oklahoma corporation (the "Issuer") which Common Stock is held by Westar. This Statement supplements and amends the statement on Schedule 13D originally filed by Western with the Commission on December 5, 1997, as amended by Amendment No. 1, filed with the Commission on November 29, 1999, Amendment No. 2, filed with the Commission on January 27, 2000, and Amendment No. 3, filed with the Commission on March 8, 2000 (as amended, the "Schedule 13D").

     The address of the principal executive offices of the Issuer is: ONEOK, Inc., 100 West Fifth Street, Tulsa, Oklahoma 74103.

Item 4. Purpose of the Transaction.

     The third paragraph of the Reporting Persons' disclosure under Item 4 is hereby amended to read in its entirety as follows:

     The Reporting Persons are currently engaged in an active review of their alternatives for changing their investment in the Issuer. Based on the results of such review, the Reporting Persons' contractual obligations pertaining to such investment, market and general economic conditions, regulatory approvals, if any, and other facts the Reporting Persons deem relevant, the Reporting Persons may change their investment in the Issuer through any available means.

                                    Signature

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2002


                          WESTERN RESOURCES, INC.


                          By:    /s/ Larry D. Irick
                                 -----------------------------------------------
                                 Name:    Larry D. Irick, Esq.
                                 Title:   Vice President and Corporate Secretary


                          WESTAR INDUSTRIES, INC.


                          By:    /s/ Paul R. Geist
                                 -----------------------------------------------
                                 Name:    Paul R. Geist
                                 Title:   President